F.N.B. CORPORATION

August 9, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jessica Livingston

Re:	F.N.B. Corporation

Registration Statement on Form S-4 (File No. 333-266265)

Request for Acceleration

Dear Ms. Livingston:

In accordance with Rule 461 under the Securities Act of 1933, F.N.B. Corporation (the “Corporation”) hereby requests that the effective date for the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that it will be declared effective by the Securities and Exchange Commission (the “Commission”) by 2:00 p.m., Eastern Time, on August 10, 2022, or as soon thereafter as practicable.

Please contact Gary R. Walker of Reed Smith LLP, counsel to the Corporation, at (412) 288-4589 or gwalker@reedsmith.com with any questions you may have concerning this request. In addition, please notify Mr. Walker when this request for acceleration has been granted. Thank you.

F.N.B. CORPORATION

By:	/s/ James G. Orie
James G. Orie Chief Legal Officer

cc: Gary R. Walker, Reed Smith LLP